Stan J.H. Lee, CPA
2160 North Central Rd Suite 203  Fort Lee  NJ 07024
P.O. Box 436402  San Diego  CA 92143-9402
619-623-7799  Fax 619-564-3408  stan2u@gmail.com




CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Whom It May Concerns:

The firm of Stan J.H. Lee, Certified Public Accountants, consents to the inclusion of our report of April 21 , 2011, on the audited financial statements of Flex Capital Corporation as of December 31, 2010 and 2009 and for the fiscal year ended December 31, 2010 and the period from October 27, 2009 ( its inception) to December 31, 2009 in S-1/A No 6 that are necessary now or in the near future with the U.S. Securities and Exchange Commission. The firm also consents to being deemed as expert in connection with this filing.


Very truly yours,


 /s/ Stan J.H. Lee, CPA
______________________
Stan J.H. Lee, CPA
April 21, 2011